EXHIBIT 99.1

Sono Group N.V., Munich, Germany Extraordinary General Meeting of Shareholders, January 31, 2024

Voting Results Overview

Agenda Item 3	Authorisation of the Management Board as the corporate body authorized to issue Ordinary Shares and/or High Voting Shares, to effect the Reverse Share Split referred to in agenda item 5 (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 4	Authorisation of the Management Board as the corporate body authorized to exclude or limit pre-emption rights. This authorization is limited to the number of shares that the Management Board may issue under the authorizations mentioned in agenda item 3 (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 5a.	Effectuation of a reverse share split of the Ordinary Shares and the High Voting Shares at an exchange ratio to be determined and established by the Management Board (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

2

Agenda Item 5b.	Reduction of the nominal value per Ordinary Share to €0.01 per Ordinary Share (post-reverse share split) without repayment or any other payment by the Company (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 5c.	Reduction of the nominal value per High Voting Share to €0.25 per High Voting Share (post-reverse share split) without repayment or any other payment by the Company (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast
Agenda Item 5d.	Amendment of the Company's articles of association to implement the foregoing (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

3

Agenda Item 6a.	Approval of the issuance of convertible debenture(s) by the Company (the Debentures) to YA II PN, Ltd., which may be converted into Ordinary Shares, in accordance with their terms (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 6b.	Granting of the rights to subscribe for Ordinary Shares to the holder(s) of the Debenture(s) (the Debenture Shares) whereby the number of Ordinary Shares and the issue price thereof will each time be calculated in accordance with the terms of the Debenture(s) (as amended from time to time in accordance with their terms) (voting item) – accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast
Agenda Item 6c.	Effectuation and approval of the potential issuance of more than 20% of the Company’s outstanding shares upon the conversion of one or more of the Debenture(s), in accordance with the requirement of Nasdaq Listing Rules 5635(b) and 5635(d) (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

4

Agenda Item 6d.	Exclusion of pre-emption rights in relation to the Debentures and the granting of rights to subscribe for the Debenture Shares (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 7	One or more amendments to the Company’s articles of association, in such a manner that the authorized capital of the Company is with each amendment amended to facilitate the issue of all Debenture Shares, each time, as the Management Board shall determine (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 8	Amendment policy of the Company concerning the compensation of Managing Directors (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

5

Agenda Item 9	Amendments to the Company’s articles of association, in such a manner that the binding nomination of the current majority shareholders to appoint members of the Supervisory Board is deleted (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 10	Appointment of George O'Leary as member of the Management Board, for a period of one (1) years (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 11	Acceptance of resignation of Sandra Vogt-Sasse, Thomas Wiedermann and Martin Sabbione as members of the Supervisory Board (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

6

Agenda Item 12	Appointment of Mr Christopher Schreiber as member of the Supervisory Board, for a period of one (1) year (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast

Agenda Item 13	Appointment of David Dodge as member of the Supervisory Board, for a period of one (1) year (voting item) - accepted

113,156,524	Number of shares for which valid votes were cast (= 53.299% of the voting rights at record date)

112,612,500	Yes votes	99.52% of the valid votes cast

544,024	No votes	0.48% of the valid votes cast